Exhibit (a)(5)(i)

CTE Investor Relations

100 CTE Drive

Dallas, PA 18612-9774

INVESTOR NEWS

Contact:	David G. Weselcouch
Senior Vice President – Investor Relations
and Corporate Communications
(570) 631-2807

CTE Announces Final Results of Convertible Notes Exchange Offer

Dallas, PA – August 2, 2005 – Commonwealth Telephone Enterprises, Inc. (“CTE”) [NASDAQ: CTCO], announced today the final results of its offer to exchange up to $300,000,000 aggregate principal amount of its 2005 Series A 3 1/4% Convertible Notes due 2023 (the “New Notes”), and an exchange fee for all of its outstanding 2003 3 1/4% Convertible Notes due 2023 (the “Old Notes”), which expired at midnight, New York City time, on Tuesday, July 26, 2005.

Based on information provided by Mellon Investor Services LLC, the exchange agent for the offer, $63,892,000 principal amount of Old Notes (including tenders by notice of guaranteed delivery) were tendered for exchange. All Old Notes properly tendered have been accepted for exchange. Subject to the terms and conditions of the exchange offer, the exchange of New Notes for Old Notes is scheduled to occur on August 3, 2005.

“The goal of our exchange offer was to provide us with the flexibility to settle conversions of the notes with cash, common stock or a combination of cash and common stock, at our discretion, to give us the option to reduce the dilutive effect of future conversions,” said Michael J. Mahoney, CTE’s president and chief executive officer. “As a result of the exchange offer, we have successfully reduced the effect of future conversions. Consistent with our previously stated objectives, as we move forward, we will continue to consider other options to further reduce or even eliminate the dilutive effect of future conversions, including common share repurchases depending on market prices.”

Morgan Stanley & Co. Incorporated acted as the dealer manager for the exchange offer.

Any questions concerning the exchange offer may be directed to D.F. King & Co., Inc., the information agent for the exchange offer, at 800-859-8508, or to:

David G. Weselcouch

Senior Vice President – Investor Relations and Corporate Communications

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive

Dallas, PA 18612-9774

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CTE – 2

About CTE

Headquartered in Dallas, PA, Commonwealth Telephone Enterprises, Inc., serves business and residential customers with a full array of technologically advanced data and voice telecommunications products and services, including broadband data services and high-speed Internet access, delivered over its 100% digitally switched, fiber-rich network.

CTE’s primary operating segments are: Commonwealth Telephone Company (“CT”), the nation’s eighth largest publicly held independent local exchange carrier, which has been operating in various rural Pennsylvania markets since 1897; and, CTSI, LLC (“CTSI”), a local exchange carrier operating in competitive markets outside CT’s territory, that formally commenced operations in 1997. CTE deploys broadband DSL technology to offer high-speed Internet access in the CT and CTSI service territories. CTE’s support businesses include epix® Internet Services (www.epix.net), one of the Northeast’s largest rural dial-up Internet Service Providers (“ISPs”), and Commonwealth Communications, a provider of telecommunications equipment and facilities management services.

A web site featuring current information regarding Commonwealth Telephone Enterprises, Inc., can be found on the Internet at www.ct-enterprises.com. However, the information on this web site does not form a part of this release.

This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any securities, nor will there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration, or qualification, under the securities laws of any such state.

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